UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_________
FORM 11-K
_________

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

☒ANNUAL REPORT PURSUANT TO SECTION 15 (d)
OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2006

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15 (d)
OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _____ to _____

Commission file number 0-362

FRANKLIN ELECTRIC DIRECTED INVESTMENT SALARY PLAN
(FULL TITLE OF THE PLAN)

FRANKLIN ELECTRIC CO., INC.
(EXACT NAME OF ISSUER AS SPECIFIED IN ITS CHARTER)

Indiana	35-0827455
(State or other jurisdiction of incorporation or organization)	(I.R.S.Empoloyer Identification No.)

400 East Spring Street
Bluffton, Indiana	46714
(Address of principal executive offices)	(Zip Code)

(260) 824-2900
(Registrant’s telephone number, including area code)

Franklin Electric Directed Investment Salary Plan

Financial Statements as of December 31, 2006 and 2005, and for the Year Ended December 31, 2006,

Supplemental Schedule as of December 31, 2006, and Report of Independent Registered Public Accounting Firm

FRANKLIN ELECTRIC DIRECTED INVESTMENT SALARY PLAN

TABLE OF CONTENTS

Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1
FINANCIAL STATEMENTS:
Statements of Net Assets Available for Benefits as of December 31, 2006 and 2005	2
Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2006	3
Notes to Financial Statements	4
SUPPLEMENTAL SCHEDULE:
Form 5500, Schedule H, Part IV, Line 4i — Schedule of Assets (Held at End of Year) as of December 31, 2006	9

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of

Franklin Electric Directed Investment Salary Plan:

Bluffton, Indiana

We have audited the accompanying statements of net assets available for benefits of the Franklin Electric Directed Investment Salary Plan (the “Plan”) as of December 31, 2006 and 2005, and the related statement of changes in net assets available for benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the year ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2006, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2006 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP

Indianapolis, Indiana

June 28, 2007

FRANKLIN ELECTRIC DIRECTED INVESTMENT SALARY PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2006 AND 2005

	2006	2005

ASSETS:
Participant-directed investments — at fair value (Note 3):
Short-term investments	$1,089,700	$1,516,400
Franklin Electric Co., Inc. common stock	42,986,200	36,460,500
Investments in shares of registered investment companies	51,734,700	47,718,200
Wells Fargo Stable Return Fund	29,064,700	26,839,200
U.S. Government and Government Agencies	3,312,700	3,001,000
Participant loans	3,188,700	3,046,800

Total investments	131,376,700	118,582,100

Receivables:
Employer contribution	573,200	332,600
Accrued investment income	19,500	16,000

Total receivables	592,700	348,600

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	131,969,400	118,930,700

Adjustments from fair value to contract value for fully benefit-
responsive investment contracts	412,700	381,100

NET ASSETS AVAILABLE FOR BENEFITS	$132,382,100	$119,311,800

See notes to financial statements.

FRANKLIN ELECTRIC DIRECTED INVESTMENT SALARY PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2006

ADDITIONS:
Contributions:
Participant contributions	$4,490,800
Participant rollover contributions	2,242,900
Merger of Phil-Tite Enterprises, Inc. defined contribution
plan assets	425,400
Transfer from ESOP diversification	2,484,000
Employer contributions	573,200

Total contributions	10,216,300

Investment income:
Net appreciation in fair value of investments	18,202,700
Dividends and interest	1,381,000

Net investment income	19,583,700

DEDUCTIONS:
Benefits paid to participants	16,607,600
Administrative Expenses	110,100
Loan fees	12,000

Total deductions	16,729,700

INCREASE IN NET ASSETS	13,070,300

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	119,311,800

End of year	$132,382,100

See notes to financial statements.

FRANKLIN ELECTRIC DIRECTED INVESTMENT SALARY PLAN

NOTES TO FINANCIAL STATEMENTS AS OF
DECEMBER 31, 2006 AND 2005, AND FOR THE
YEAR ENDED DECEMBER 31, 2006

1.	DESCRIPTION OF THE PLAN

The following description of the Franklin Electric Directed Investment Salary Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan Document and Summary Plan Description for more complete information.

General — The Plan is a defined contribution employee benefit plan covering substantially all eligible employees who elect to participate. Company matching contributions for Bluffton hourly and nonexempt employees are made to the Plan. Company matching contributions for all other eligible employees are made to the Company-sponsored Employee Stock Ownership Plan (“ESOP”).

The Plan is administered by the Franklin Electric Co., Inc. (the “Company”) Employee Benefits Committee (“Plan Administrator”), which is appointed by the Company, and Wells Fargo Bank of Minnesota, N.A. (“Plan Trustee”). The Plan is subject to the provisions of the Employee Retirement Income Security Act (“ERISA”) of 1974, as amended.

Contribution — Participating employees may elect to contribute from 1% to 50% of their eligible compensation to the Plan, subject to IRS limitations. The Company will contribute to the Plan or the ESOP an amount equal to 100% of the first 1% and 50% of the next 4% of the participant’s contribution, or up to 3% of each employee’s eligible compensation for the year, provided the Company’s pre-tax profits for the year exceed 6% of the Company’s net worth at the beginning of each year. Company contributions to the participant accounts are funded in the first quarter following the plan year. Participating employees 50 years of age or older may also elect to contribute additional funds that are not eligible for a Company match, subject to IRS limitations.

On January 5, 2006, the defined contribution plan of Phil-Tite Enterprises, wholly owned subsidiary of Franklin Electric Co., Inc. was merged into the Plan. The fair value of assets associated with this plan was approximately $425,400 at the time of the merger.

Diversification Election for ESOP — Participants have the opportunity on a monthly basis to diversify all vested monies in their ESOP account balance into the Plan.

Participant Accounts — Individual accounts are maintained for each Plan participant. Each participant’s account is credited/charged with: (a) the participant’s contributions and withdrawals; (b) Company matching contributions made to the Plan; and (c) Plan earnings and losses, less expenses. Allocation of earnings and expenses are based on participants’ account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Investments — Participating employees direct the investment of their contributions and account balances into various investment options offered by the Plan. The Plan currently offers a Franklin Electric Common Stock Fund, a strategic value equity fund, a structured core equity fund, a U.S. Government and Government Agencies fund, an intermediate bond fund, a stable return collective investment fund, an international equity fund, a small capitalization growth equity fund, and a large capitalization growth fund as investment options for participants

Vesting — Participants are fully vested in their accounts at all times.

Participant Loans — Participants may borrow from their accounts up to the lesser of $50,000 or 50% of the participant’s account. Loans are secured by the balance in the participant’s account. Loan transactions are treated as a transfer between the investment fund and the loan fund. Loan terms range from 1 to 4½ years for general purpose loans or up to 10-years for the purchase of a primary residence and are repaid through payroll deductions. Interest is charged at the prime rate plus 1%, determined at the time the funds are borrowed, and is credited to the participant’s account.

All loan fees are paid by the participant and are deducted directly from the assets of the participant’s account.

Payment of Benefits — Participants may elect to receive a lump-sum distribution equal to the value of their account or receive equal monthly or annual installments over a specified period as defined by the Plan.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The financial statements of the Plan are prepared under the accrual method of accounting and have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities. Actual results could differ from those estimates.

Risk and Uncertainties — The plan utilizes various investment instruments, including common stock and mutual funds. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation — The Plan’s investments are stated at fair value. Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year end. Common stock is valued at quoted market prices. The Wells Fargo Stable Return Fund, a fully benefit-responsive investment contract, is stated at fair value and then adjusted to contract value (See Adoption of new Accounting Guidance below). Fair value of the contract is calculated by discounting the related cash flows based on current yields of similar instruments with comparable durations. Participant loans are valued at the outstanding loan balances.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Adoption of new Accounting Guidance — The financial statements reflect the retroactive adoption of Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”). As required by the FSP, the statements of net assets available for benefits presents investment contracts at fair value as well as an additional line item showing an adjustment of fully benefit contracts from fair value to contract value. The statement of changes in net assets available for benefit is presented on a contract value basis and was not affected by the adoption of the FSP. The adoption of the FSP did not impact the amount of net assets available for benefits at December 31, 2005.

Administrative Expenses — Administrative expenses are paid by the Plan as provided in the Plan Document.

Payment of Benefits — Benefit payments to participants are recorded upon distribution. Amounts allocated to accounts of persons who have elected to withdraw from the Plan but have not yet been paid were not significant at December 31, 2006 and 2005.

3.	INVESTMENTS

The Plan’s investments that represented five percent or more of the Plan’s net assets available for benefits as of December 31, 2006 and 2005, are as follows:

	2006	2005

Franklin Electric Co., Inc. Common Stock (836,471
and 922,116 shares, respectively)	$42,986,200	$36,460,500
MFS Strategic Value Equity Fund	20,740,500	21,199,500
Wells Fargo Stable Return Fund	29,064,700	27,220,300
Invesco Structured Core Equity Fund	12,870,600	11,491,900

During the year ended December 31, 2006, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

Franklin Electric Co., Inc. Common Stock	$10,541,500
MFS Strategic Value Equity Fund	2,401,300
Invesco Structured Core Equity Fund	2,433,000
Wells Fargo Stable Return Fund	1,183,800
JP Morgan Intermediate Bond Fund	(36,300)
American Funds EuroPacific Growth Fund	1,097,800
American Century Small Company Fund	179,200
T. Rowe Price Growth Stock Fund	402,400

Net appreciation of investments	$18,202,700

4.	INVESTMENT CONTRACTS

The Plan has the Wells Fargo Stable Return Fund (the “Fund”) as an investment option. The Fund is a bank collective fund whose only investment is the Wells Fargo Stable Return Fund G, a collective trust fund sponsored by Wells Fargo Bank, N.A. The value of the Fund is based on the underlying unit value reported by Wells Fargo Stable Return Fund G (“Fund G”). Fund G invests in investment contracts issued or sponsored by various insurance companies, commercial banks and investment funds. The Fund establishes a daily Net Asset Value (“NAV”), including an annual investment management fee of 0.40%, which is then applied to unit holders of the Fund to determine the daily value of account balances.

5.	EXEMPT PARTY-IN-INTEREST TRANSCATIONS

Certain Plan investments are shares of funds managed by the Plan Trustee. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.

At December 31, 2006 and 2005, the Plan held 836,471 and 922,116 units, respectively, of common stock of Franklin Electric Co., Inc., the sponsoring employer, with a cost basis of $21,890,936 and $20,320,302, respectively.

6.	PLAN TERMINATION

The Company has not expressed any intent to terminate the Plan. If the Plan was terminated, the termination would be subject to provisions set forth by ERISA, and the net assets of the Plan would be allocated among the participants and the beneficiaries of the Plan in the order provided for in ERISA.

7.	FEDERAL INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter, dated May 30, 2001, that the Plan and related trust were designed in accordance with the applicable regulations of the Internal Revenue Code. The Plan has been amended since receiving the determination letter; however, the Company and the Plan Administrator believe that the Plan is currently designed and operated in compliance with the applicable requirements of the Internal Revenue Code and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

8.	RECONCILIATION of financial statements TO FORM 5500

The following is a reconciliation of total net assets available for benefits and total increase in net assets per the financial statements and the Form 5500 as of December 31, 2006:

Statement of net assets available for benefits:
Net assets available for benefits per the
financial statements	$132,382,100

Adjustment from fair value to contract value for fully
benefit-responsive investment contracts	(412,700)

Net assets available for benefits per the Form 5500, at fair value	$131,969,400

Statement of changes for net assets available for benefits:
Increase in net assets per the financial statements	$13,070,300

Adjustment from fair value to contract value for fully
benefit-responsive investment contracts	(412,700)

Net Income per Form 5500	$12,657,600

******

FRANKLIN ELECTRIC DIRECTED INVESTMENT SALARY PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i —
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2006

		Description of Investment, Including
	Identity of Issue, Borrower,	Maturity Date, Rate of Interest,		Current
	Lessor or Similar Party	Collateral, Par or Maturity Value	Cost	Value
(a)	(b)	(c)	(d)	(e)

*	Wells Fargo Bank of Minnesota Short-term Investment Fund	Short-term Investment Fund	**	$ 1,089,700
*	Franklin Electric Co., Inc.	Common Stock	**	42,986,200
	U.S. Government and Government Agencies	Federated Government Obligations Fund	**	3,312,700
*	Wells Fargo Stable Return Fund	Common Collective Trust	**	29,064,700
	MFS Strategic Value Equity Fund	Registered Investment Company	**	20,740,500
	Invesco Structured Core Equity Fund	Registered Investment Company	**	12,870,600
	JP Morgan Intermediate Bond Fund	Registered Investment Company	**	3,144,900
	American Funds EuroPacific Growth Fund	Registered Investment Company	**	7,013,600
	American Century Small Company Fund	Registered Investment Company	**	4,211,200
	T. Rowe Price Growth Stock Fund	Registered Investment Company	**	3,753,900
*	Various participants	Participant loans (maturing 2007 to 2016 at
		interest rates of 5% to 10.5%)	**	3,188,700

				$131,376,700

*	Party in interest.
**	Cost information is not required for participant-directed investments and, therefore, is not included.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Employee Benefits Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

FRANKLIN ELECTRIC CO., INC.
Directed Investment Salary Plan

Date June 29, 2007	By	/s/ Thomas J Strupp
Thomas J Strupp, Vice President and Chief Financial Officer and Secretary (Principal Financial and Accounting Officer)

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-59771 on Form S-8 of our report dated June 28, 2007, appearing in this Annual Report on Form 11-K of Franklin Electric Directed Investment Salary Plan for the year ended December 31, 2006.

/s/ DELOITTE & TOUCHE LLP

Indianapolis, Indiana

June 28, 2007